FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of December 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Establishes Sales Subsidiary in India

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 21, 2010, in Kyoto, Japan

Nidec Establishes Sales Subsidiary in India

Nidec Corporation (NYSE:NJ, “Nidec”) today announced that it has established its first India-based sales subsidiary, Nidec India Private Limited, in Gurgaon, a city adjacent to India’s capital, New Delhi, on December 16, 2010.

I. Background leading to the establishment of the sales subsidiary

India ranks only behind China as the world’s second most populous country with 1.2 billion people and the second-fastest growing economy among the BRIC nations. An increasing demand for consumer goods, ranging from household appliances and automobiles to communications devices, is fostering the growth of India’s domestic businesses and attracting a major influx of Japanese and other foreign-capital companies. The new sales subsidiary aims to build solid business relationships with these prospective companies by quickly meeting their increasing needs for component products and services.

II. Outline of the new local sales subsidiary in India

1. Company Name:	Nidec India Private Limited
2. Address & contact information:	501-502, ABW Tower IFFCO Chowk, Gurgaon Haryana - 122003, India
3. Date of establishment:	December 16, 2010
4. Business:	Sales of brushless DC motors, cooling fans, etc.
5. Executives:	Mr. Seiichi Hattori (Chairman) (Also: Senior Vice President, Nidec Corporation’s Head Office) Mr. Masakatsu Fukai (President) (Also: Director and President, Nidec Singapore Pte. Ltd.)
6. Capital:	INR10 million
7. Investing companies:	Nidec Singapore Pte. Ltd. (99%) and Nidec Corporation (1%)

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